

21001275

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2023

Estimated average burden
hours per response......12.00

ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 17 2021

SEC FILE NUMBER

8-68297

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EP Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

275 Madison Ave., 33rd Floor

(No. and Street)

New York   NY   10016

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Soh, 212-297-1724

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs P.C.

(Name – if individual, state last, first, middle name)

3535 Roswell Rd., Ste 32   Marietta   GA   30062

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Edward Soh__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EP Securities, LLC__ , as of __December 31__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Mohan D. Buxani
Notary Public, State of New York
Registration No. 01BU6266896
Qualified in New York County
Commission Expires August 06, 2024

Mohan D Buxani
Notary Public

_Ed S__
Signature

President
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EP Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2020 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of EP Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EP Securities, LLC 's management. Our responsibility is to express an opinion on EP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of EP Securities, LLC's financial statements. The supplemental information is the responsibility of EP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS

Cash and cash equivalents	$	199,727
Prepaid expenses		3,842
Accounts receivable		5,000
Total current assets		208,569

OTHER ASSETS

Fixed assets, net of accumulated depreciation of $42,486	3,292
Lease deposits	59,734
Operating right of use	1,649,235
Total other assets	1,712,261
TOTAL ASSETS	$ 1,920,830

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses	$	9,798
Operating lease liability		214,669
PPP loan		157,400
Total liabilities		381,867

LONG TERM LIABILITIES

Operating lease liability	1,434,566
Total long term liabilities	1,434,566

MEMBERS' EQUITY	104,397
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,920,830

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Advisory fees	$	3,266,363
Total revenue		3,266,363
OPERATING EXPENSES		
Payroll		624,416
Commission		545,000
Rent		276,791
Travel		8,497
Legal and professional fees		100,888
Computer and technology		85,058
Business development		22,412
Taxes, licenses and regulatory fees		70,077
Insurance		30,357
Meals and entertainment		13,251
Telephone		37,714
Occupancy		4,323
Depreciation		1,677
Office		15,849
Bank service charges		4,689
Utilities		6,136
Total operating expenses		1,847,135
Net operating income		1,419,228
OTHER INCOME		
Rental income		84,885
Interest income		10
Total other income		84,895
NET INCOME	$	1,504,123

The accompanying notes are an integral part of these financial statements.

3

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBERS' EQUITY, JANUARY 1	$	210,300
Net income		1,504,123
Distributions to members		(1,610,026)
MEMBERS' EQUITY, DECEMBER 31	$	104,397

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES:		
Net income	$	1,504,123
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		1,677
Decrease in accounts receivable		12,000
Decrease in accrued expenses		(26,282)
Net cash provided by operating activities		1,491,518
FINANCING ACTIVITIES:		
Proceeds from PPP loan		157,400
Distributions to members		(1,610,026)
Net cash used in financing activities		(1,452,626)
NET INCREASE IN CASH		38,892
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		160,835
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	199,727

The accompanying notes are an integral part of these financial statements.

EP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

EP Securities, LLC ("we", "our", or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on March 16, 2010. The Company earns advisory fee income for merger and acquisitions and capital-raising consulting.

Since the Company is a New York limited liability company ("LLC"), the Members are not liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not subjected to any significant credit risk.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A advisory fees. These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. At December 31, 2020 management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary. The terms of accounts receivable are due upon receipt of services.

Fixed Assets

Fixed assets include furniture, fixtures and leasehold improvements and are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed as incurred. Depreciation expense for 2020 was $1,677.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on

an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

PPP Loan

The Loan for $157,400, which was in the form of a Note dated May 3, 2020 issued by Citibank, matures on May 3, 2022 and bears interest at a rate of 1.0% per annum, payable monthly commencing on November 3, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company has applied for full forgiveness on this loan.

3. LEASE COMMITMENTS

On November 5, 2018, the Company signed a lease amendment on its original lease for a new ten year lease agreement for its main office that commenced in December 2018 on the 33rd floor of 275 Madison Avenue. During 2020, the Company paid $276,791 in rent expense. The terms of the ten year lease are (i) base rent of $18,609 per month for the period commencing on the Commencement Date through November 30, 2019, and (ii) $19,684 per month for the period December 1, 2019 through November 30, 2020 and then (iii) an annual increase of 2.5% through the expiration of the lease agreement in June of the year 2029. The Company estimates future rent expense using the straight-line method and estimates the below expense per year through the lease term.

The Company has obligations as a lessee for office space with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain a renewal options for 10 years. Because the Company is reasonably certain to exercise these renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost $276,791

Amounts reported in the Statement of Financial Condition as of December 31, 2020 were as follows:

Operating leases:

Operating lease ROU assets	$1,649,235
Operating lease liabilities	$1,649,235

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$215,491

ROU assets obtained in exchange for lease obligations:

Operating leases	$213,695

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases	$(1,796)

Weighted average remaining lease term:

Operating leases	9.5 years

Weighted average discount rate:

Operating leases	5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Year Ending December 31	
2021	$242,624
2022	$248,689
2023	$254,907
2024	$261,279
2025	$267,811
2026	$274,507
2027	$281,369
2028	$288,403
2029 (partial)	$147,499
Total Undiscounted Lease Payments	$2,267,089
Less Effect of Discounts	($617,854)
Lease Liability	$1,649,235

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $189,929 which was $184,929 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 5.16%.

5. MANAGEMENT'S REVIEW

Subsequent events were evaluated through February 15, 2021, the date the financial statements were issued. The Company did not identify any material subsequent events requiring disclosure in its financial statements.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (Covid-19) a global pandemic and recommended containment and mitigation measures worldwide. The Covid-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of Covid-19's effect on our operational and finance performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonable estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations and cash flows in fiscal year 2021.

6. CONCENTRATION RISKS

Commission revenues earned from the largest customer of the Company's accounted for 35.6% of commission revenue in 2020.

7. RENTAL INCOME

On March 26, 2019 the Company entered into an office sublease agreement for a term of 24 months at $5,000 per month. The Company derived $84,885 of rent income in 2020.

8. OTHER NOTES

The Company is evaluating new accounting standards and will implement as required.

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 104,397
ALLOWABLE CREDITS:	
Forgiveness of PPP loan	157,400
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(5,000)
Prepaid expenses	(3,842)
Fixed assets, net	(3,292)
Lease deposits	(59,734)
NET CAPITAL	$ 189,929
AGGREGATE INDEBTEDNESS -	
Accrued expenses and security depoits payable	9,798
Total aggregate indebtedness	$ 9,798
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	184,929
Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
Percentage of aggregate indebtedness to net capital	5.16%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2020.

11

EP SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

December 31, 2020

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EP Securities, LLC

We have reviewed management's statements, included in the accompanying EP Securities, LLC's Annual Exemption Report, in which (1) EP Securities, LLC identified the following provisions of 17 C.F.R. under which EP Securities, LLC claimed an exemption from 17 C.F.R. §240.17a-5 under Footnote 74 of 17a-5 (the "exemption provisions") and (2) EP Securities, LLC stated that EP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. EP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a5 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021




275 Madison Avenue
33rd Floor
New York, NY 10016
www.excelptrs.com

EP SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2020

EP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

<u>EP SECURITIES LLC</u>

I, Edward Soh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Date: February 3, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
EP Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by EP Securities LLC, and the SIPC, solely to assist you and SIPC in evaluating EP Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. EP Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on EP Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of EP Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/20
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

EP Securities LLC

275 Madison Ave, 33rd Floor

New York, NY 10016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $4,899.55

   B. Less payment made with SIPC-6 filed (exclude Interest)   (2,624.80   )

   July 17, 2020
       Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   2,274.75

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $2,274.75

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐ $ 2,274.75
      Total (must be same as F above)

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EP Securities LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 7 day of February, 2021.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/20
and ending 12/31/20

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,351,258

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open and investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

Interest income and rental income   84,895

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

Total deductions	84,895
2d. SIPC Net Operating Revenues	$3,266,363
2e. General Assessment @ .0015	$4,899.55

(to page 1, line 2.A.)